

12060770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013

SEC FILE NUMBER
8-66705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 17th Floor

(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanya Massie (469) 995-0783

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Payne & Smith, LLC

(Name – *if individual, state last, first, middle name)*

5952 Royal Lane, Suite 158	Dallas	Texas	75230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AB 4/5

OATH OR AFFIRMATION

I, Tanya Massie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partners, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STATE OF TEXAS
NICOLE SUE ROGERS
My Commission Expires
March 15, 2014

Signature

FINOP, Asst Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


PS

PAYNE & SMITH, LLC
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
NexBank Securities, Inc.

We have audited the accompanying balance sheet of NexBank Securities, Inc. (Company) as of December 31, 2011 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexBank Securities, Inc. as of December 31, 2011 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplemental Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Payne & Smith, LLC

January 20, 2012

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2011

(In Thousands)

ASSETS		
Cash and cash equivalents	$	2,190
Receivables:		
Non-customers		4
Affiliates		86
Total receivables		90
Other assets		75
Total assets	$	2,355
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued liabilities	$	1,260
Total liabilities		1,260
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Paid in surplus		1,940
Accumulated deficit		(845)
Total stockholder's equity		1,095
Total liabilities and stockholder's equity	$	2,355

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2011

(In Thousands)

Revenue:	
Account supervision, investment advisory, and administrative services	$ 4,075
Total revenue	4,075
Expenses:	
Compensation and benefits	2,857
Regulatory fees	87
Other	781
Total expenses	3,725
Net income	$ 350

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2011

(In Thousands)

	Common Stock	Paid in Surplus	Retained Earnings (Accumulated Deficit)	Comprehensive Income	Total
Balances, January 1, 2011	$ -	$ 1,940	$ (1,195)		$ 745
Net income	-	-	350	$ 350	350
Distributions to shareholder	-	-	-		-
Balances, December 31, 2011	$ -	$ 1,940	$ (845)		$ 1,095

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2011

(In Thousands)

Cash flows from operating activities:		
Net income	$	350
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		85
(Increase) decrease in assets:		
Receivables from non-customers		2
Receivables from affiliates		9
Other assets		(27)
Decrease in liabilities:		
Accrued liabilities		255
Net cash provided by operating activities		674
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash and cash equivalents		674
Cash and cash equivalents:		
Beginning of year		1,516
End of year	$	2,190

See accompanying notes to financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc., a Delaware Limited Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). Effective May 31, 2006, NCI purchased the existing partnership interests of Prospect Securities, L.P. from its partners (who are also the majority stockholders of NCI) for a purchase price of approximately $366,000, which represented the book value of the net assets at that date. Simultaneous with this transaction, the Company converted organizational forms from a limited partnership to an S Corporation and changed its name to NexBank Securities, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

The Company uses the indirect method to present cash flows from operating activities.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Depreciation and amortization expense amounted to approximately $85,000 for the year ended December 31, 2011.

Recognition of Revenue

Marketing fees and interest income are accrued and recognized as they are earned.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholders. Consequently, no provision or liability for Federal income taxes has been reflected in the accompanying financial statements.

Fair Values of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

3. Recent Accounting Pronouncements

In April 2011, the FASB issued Accounting Standards Update 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring (Topic 310).* This standard clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. This standard is effective for annual periods ending after December 15, 2012. This statement is not expected to have a material impact on the Company's financial statements.

In April 2011, the FASB issued Accounting Standards Update 2011-03, *Transfers and Servicing – Reconsideration of Effective Control for Repurchase Agreements (Topic 860).* This standard is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This statement removes from the assessment of effective control (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance guidance related to that criterion. This standard is effective for periods beginning on or after December 15, 2011. This statement is not expected to have a material impact on the Company's financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Topic 820).* This standard amends *Topic 820, Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. This standard clarifies the application of existing fair value measurement requirements, changes certain principles in *Topic 820* and requires additional fair value disclosures. This standard is effective for annual periods beginning after December 15, 2011. This statement is not expected to have a material impact on the Company's financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, *Comprehensive Income – Presentation of Comprehensive Income (Topic 220).* This standard amends *Topic 220, Comprehensive Income,* to require that all nonowner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. This standard is effective for annual periods ending after December 15, 2012. This statement is not expected to have a material impact on the Company's financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08, *Intangibles – Goodwill (Topic 350).* This standard amends Topic 350 and simplifies the current two-step goodwill impairment test by permitting entities to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would then perform the first step of the goodwill impairment test; otherwise, no further impairment test would be required. This standard is effective for periods beginning after December 15, 2011. This statement is not expected to have a material impact on the Company's financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-10, *Property, Plant, and Equipment (Topic 360)*. The amendments in this update clarify the diversity in practice about whether the guidance in Subtopic 360-20 applies to the derecognition of in substance real estate when the parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate because of a default by the subsidiary on its nonrecourse debt. The guidance emphasizes that the accounting for such transactions is based on their substance rather than their form. This standard is effective for periods ending after December 15, 2013. This statement is not expected to have a material impact on the Company's financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-11, *Balance Sheet (Topic 210)*. The amendments in this update enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement. This standard is effective for annual reporting periods beginning January 1, 2013. This statement is not expected to have a material impact on the Company's financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12, *Comprehensive Income (Topic 220)*. The amendment defers the effective date for the amendments to the presentation of reclassification adjustments items out of accumulated other comprehensive income. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income. This standard is effective for fiscal years ending after December 15, 2012. This statement is not expected to have a material impact on the Company's financial statements.

4. **Related Party Transactions**

The Company derives the majority of its income on products and marketing it performs for and on behalf of Highland Capital Management, L.P. (HCMLP). HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $3,782,000 (93% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2011. The Company's future operations are dependent on its continued revenue stream from HCMLP.

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2011 amounted to approximately $278,000, including rent allocation of approximately $185,000, as discussed in Note 5.

Total receivables from affiliates amounted to approximately $86,000 at December 31, 2011.

5. Commitments, Guarantees and Contingent Liabilities

The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

As more fully discussed in Note 9 to the accompanying financial statements, Barrier Advisors, Inc. (BAI), an affiliate through common ownership, was merged with and into the Company effective January 1, 2012. BAI leases its primary office facility under a non-cancelable lease agreement which expires August 31, 2022. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year		Amount
2012	$	249
2013		180
2014		174
2015		197
2016		181
Thereafter		1,724
	$	2,705

Additionally, the Company is allocated rent expense from HCMLP for its out-of-state marketing facilities. Total rent expense incurred for the year ended December 31, 2011 amounted to approximately $227,000, of which approximately $185,000 was allocated from HCMLP.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

6. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6.67% of total aggregate indebtedness.

At December 31, 2011, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $865,000 and $1,260,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 145.75 to 1.00. Total net capital was approximately $781,000 above the minimum required net capital of approximately $84,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2011.

7. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

8. Fair Value

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The Company had no assets or liabilities subject to fair value measurement either on a recurring or non-recurring basis at December 31, 2011.

9. Subsequent Event

On January 1, 2012, Barrier Advisors, Inc. (Barrier), an affiliate through common ownership, was merged with and into the Company. Financial Accounting Standards Board (FASB) ASC 805, "Business Combinations" excludes transfers of net assets or exchanges of equity interests between entities under common control from its scope; however, does state that transfers of net assets or exchanges of equity interests between entities under common control are to be accounted for similar to the pooling of interests method ("as-if pooling-of-interests") in that the entity that receives the net assets or the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Because the Company and Barrier were under common control at the time of the acquisition, the transfer of assets and liabilities to the Company will be accounted for at historical cost in a manner similar to a pooling of interests.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2011

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	1,095
Less deduction for fidelity bond deductible > $5,000		70
Less non-allowable assets:		
Cash deposits at affiliated financial institution in excess of amount allowable		67
Receivables from non-customers		4
Receivables from affiliates		14
Other assets		75
Net capital prior to haircuts on securities positions		865
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		865
Minimum net capital required		84
Excess net capital		781
Aggregate indebtedness:		
Accrued liabilities		1,260
Total aggregate indebtedness	$	1,260
Ratio of aggregate indebtedness to net capital		145.75

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2011.

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Accountants on Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

December 31, 2011



PAYNE & SMITH, LLC
Certified Public Accountants

To the Board of Directors of
NexBank Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by NexBank Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating NexBank Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NexBank Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences (see Exhibit 1);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and supporting documentation, noting no differences (see Exhibit 1);
4. Provided the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the relating schedules and supporting documentation (see Exhibit 1);
5. Verified that no overpayment was applied to the current assessment with the Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should be used by anyone other than those specified parties.

Payne & Smith, LLC

January 20, 2012

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC

Exhibit 1

Reconciliation of Form SIPC-7T to
Statement of Operations

For the Year Ended December 31, 2011

(In Thousands)

ITEM NO.	
2b. Additions:	
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,075
Total revenue subject to additional assessment for the period	4,075
General assessment (at the rate of.0025)	10
Less credit for amount paid with Form SIPC-6	4
Amount paid with Form SIPC-7T	$ 6

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Auditors on
Internal Control Required
By SEC Rule 17a-5

December 31, 2011



PAYNE & SMITH, LLC
Certified Public Accountants

January 20, 2012

CONFIDENTIAL

To the Board of Directors of
NexBank Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NexBank Securities, Inc. (Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3.

5952 Royal Lane • Suite 158 • Dallas, TX 75230 • 214 / 363-9927 • Fax 214 / 363-9980

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraphs and for verifying that the Company has established and maintained internal control and the practices and procedures referred to in the preceding paragraphs in its performance of duties associated with carrying customer cash balances and the custody of securities. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in previous paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and Stockholder, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Payne + Smith, LLC